As filed with the Securities and Exchange Commission on February 3, 2004

Registration No: 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

RELM Wireless Corporation

(Exact name of registrant as specified in its charter)

Nevada	**59-34862971**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7100 Technology Drive
West Melbourne, FL 32904
(Address of Principal Executive Offices)

1997 Stock Option Plan

(Full Title of the Plan)

David P. Storey
President and Chief Executive Officer
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, FL 32904
(Name and address of agent for service)

Telephone No.: (321) 984-1414
(Telephone number, including area code, of agent for service)

Copy of communications to:

Andrew E. Balog, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone No.: (305) 579-0500
Facsimile No.: (305) 579-0717

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, $0.60 par value per share	1,500,000	$2.00	$3,000,000	$380.10

(1) This Registration Statement also includes an indeterminate number of additional shares of Common Stock of the Registrant as may be issuable pursuant to the Plan as a result of stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, based upon the average of the high and low prices of the Common Stock as reported on the Over-the-Counter Bulletin Board on January 30, 2004.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I will be sent or given to optionees under the RELM Wireless Corporation 1997 Stock Option Plan (as amended June 23, 1998) as specified by Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act").

Such documents will not be filed with the Commission in this Registration Statement, but constitute (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) a prospectus which meets the requirements of Section 10(a) of the Securities Act.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Commission by RELM Wireless Corporation (the "Registrant") are hereby incorporated by reference in this Registration Statement:

(a)   The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

(b)   The Registrant's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2003;

(c)   The Registrant's definite Proxy Statement dated April 18, 2003 relating to the 2003 annual shareholders' meeting; and

(d)   The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form S-1 (No. 333-75512), including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents with the Commission.

Any statements contained in this Registration Statement, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The Registrant's Articles of Incorporation, as amended, provide that:

"The corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

The Registrant's Bylaws provide that:

"The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation."

Further, Section 78.7502 of Nevada Revised Statutes provides that:

"A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper."

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of Nevada Revised Statutes further provides that:

"Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)   By the stockholders;

(b)   By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)   If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)   If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)   Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

The Registrant has purchased directors' and officers' liability insurance covering its directors and officers in amounts customary for similarly situated companies.

Item 7.   Exemption from Registration Claimed.

Not applicable.

Item 8.   Exhibits.

4.1   Articles of Incorporation of the Registrant (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)

4.2   Certificate of Amendment to Articles of Incorporation of the Registrant (incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001)

4.3	Bylaws of the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)
4.4*	1997 Stock Option Plan
5.1*	Opinion of Greenberg Traurig, P.A.
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of BDO Seidman, LLP
23.3*	Consent of Greenberg Traurig, P.A.(included in legal opinion filed as Exhibit 5.1)
24.1*	Power of Attorney (included as part of the signature page to this registration statement)

*Filed with this Registration Statement.

Item 9. Undertakings.

a. **The undersigned registrant hereby undertakes**:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b.   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Melbourne, State of Florida, on this 3rd day of February, 2004.

RELM Wireless Corporation (Registrant)

By: /s/ DAVID P. STOREY
   David P. Storey
   President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David P. Storey and William P. Kelly his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ GEORGE N. BENJAMIN, III George N. Benjamin, III	Chairman of the Board	February 3, 2004
/s/ DAVID P. STOREY David P. Storey	President and Chief Executive Officer (Principal Executive Officer) and Director	February 3, 2004
/s/ WILLIAM P. KELLY William P. Kelly	Executive Vice President - Chief Financial Officer (Principal Financial and Accounting Officer)	February 3, 2004
/s/ RALPH R. WITNEY, JR. Ralph R. Witney, Jr.	Director	February 3, 2004
/s/ JAMES C. GALE James C. Gale	Director	February 3, 2004
/s/ DONALD F.U. GOEBERTT Donald F.U. Goeber	Director	February 3, 2004
/s/ RANDOLPH K. PIECHOCKI Randolph K. Piechocki	Director	February 3, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.4	1997 Stock Option Plan
5.1	Opinion of Greenberg Traurig, P.A.
23.1	Consent of Ernst & Young LLP
23.2	Consent of BDO Seidman, LLP
23.3	Consent of Greenberg Traurig, P.A.(included in opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included as part of the signature page to this registration statement)

EXHIBIT 4.4

1997 Stock Option Plan

RELM WIRELESS CORPORATION

1997 STOCK OPTION PLAN

(As amended June 23, 1998)

ARTICLE I.

GENERAL

1.01. Purpose. The purposes of this Stock Option Plan are to:

(a) closely associate the economic interests of the Employees of the Company with the economic interests of the shareholders of the Company;

(b) promote the success of the Company's business;

(c) maintain competitive compensation levels for the Employees of the Company; and

(d) provide an incentive to the Employees of the Company to continue in the employment or service of the Company.

1.02. Construction. The Plan (and the Options granted hereunder), as it applies to Options granted to Employees of the Company, is intended to qualify as a tax qualified, incentive stock option plan, and to be described under Code Section 422 and Regulations issued thereunder. To the extent the Plan (and the Options granted hereunder) applies to Employees to whom the Committee intends to grant nonqualified stock options, the Plan is intended to be a nonqualified, stock option plan under Code Section 83 and Regulations issued thereunder. The Plan, and the Options granted hereunder, shall be interpreted and construed to achieve the intended purpose.

1.03. Effective Date. The Plan is effective as of October 13, 1997.

ARTICLE II.

DEFINITIONS

As used in the Plan, capitalized words in the Plan shall be defined as follows:

2.01. "Beneficiary" means the person designated in the last will and testament of the Optionee as the beneficiary of the Optionee with respect to the Option. In the absence of such designation, the beneficiary of the Optionee shall be determined under the laws of descent and distribution of the state of domicile of the Optionee at the time of the Optionee's death.

2.02. "Board" means the Board of Directors of the Company.

2.03. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.04. "Committee" means the Compensation Committee of the Board which is a committee of two or more members of the Board who are Non-Employee Directors. The Committee shall administer the Plan in accordance with Section 3.01 below.

2.05. "Common Stock means the voting common stock of the Company.

2.06.   "Company" means RELM Wireless Corporation, a Nevada corporation, its parents (if any), and any present or future subsidiaries.

2.07.   "Employee" means a common law employee of the Company, or any subsidiary of the Company, including, but not limited to common law employees who are also officers or directors of the Company.

2.08.   "Grant Date" means the date an Option is granted to an Employee and shall mean the date selected by the Committee as of which the Committee allots a specific number of Shares to an Optionee pursuant to the Plan.

2.09.   "Non-Employee Director" means a member of the Board who is a "non-employee director" as defined in Rule 16b-3 implementing the Securities Exchange Act of 1934, as amended.

2.10.   "Option" means the stock option granted pursuant to the Plan, which if granted to an Employee may be designated as being intended to qualify as a tax qualified, incentive stock option within the meaning of Code Section 422 or may be designated as being intended to be treated as a nonqualified, stock option within the scope of Code Section 83.

2.11.   "Option Agreement" means the written agreement between the Company and the Optionee evidencing the grant of the Option by the Company to the Optionee.

2.12.   "Optionee" means an Employee who has been granted an Option pursuant to the Plan, and who has executed an Option Agreement.

2.13.   "Plan" means this 1997 Stock Option Plan.

2.14.   "Share" means one share of Common Stock, as adjusted for recapitalization transactions in accordance with Section 7.01 below.

2.15.   "Regulations" means Treasury Regulations promulgated in accordance with the Code.

ARTICLE III.

ADMINISTRATION

3.01.   The Committee. The Plan shall be administered by the Committee. The Committee may select one of its members as its chairperson, and shall hold meetings at such time and places as it may determine. Acts by a majority of the Committee, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

3.02.   Authority of Committee. The Committee shall have the authority, in its sole discretion, but subject to the terms of the Plan, to:

(a)   grant Options to Employees in accordance with the terms of the Plan in such amount and on such terms as the Committee shall determine;

(b)   impose such limitations, restrictions and conditions upon any such award as the Committee shall deem appropriate, provided such limitation, restriction and/or condition, in the case of a grant of an Option to an Employee that is intended to be a tax qualified stock option, is consistent with Code Section 422, the Regulations thereunder, and this Plan; and

(c)   in its discretion, interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations, and take all other actions necessary or appropriate for the implementation and administration of the Plan.

3.03.   Decisions Final.   All actions, decisions, interpretations and determinations of the Committee on all matters relating to the administration and operation of the Plan shall be within the Committee's sole discretion and shall be final and conclusive. No members of the Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any award thereunder.

3.04.   Indemnification of Committee.   The Company indemnifies and holds harmless the members of the Committee in their capacity as Committee members against all liability and expenses (including reasonable attorney, paralegal, and professional fees and court costs) arising from any threatened, pending or completed action, suit, proceeding (including administrative proceedings or investigations) or appeal, incurred by reason of the fact that such individual is or was a member of the Committee, provided that such individual (i) acted, or failed to act, in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company as well as the Employees and Optionees, or (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

ARTICLE IV.

ELIGIBILITY AND SCOPE

4.01.   Eligibility for Participation.   Optionees under the Plan shall be selected by the Committee from amongst the Employees. An Optionee must be employed by the Company at the time the Option is granted. In making this selection and in determining the form and amount of awards, the Committee shall consider any factors deemed relevant, including the Employee's functions, responsibilities, value of services to the Company, and past and potential contributions to the Company's profitability and growth.

4.02.   Aggregate Limitations on Awards.   Subject to the recapitalization provisions of Section 7.01 below, the maximum number of Shares of Common Stock which may be issued under the Plan shall be 1,500,000. The Shares of Common Stock may be authorized but unissued Shares, or may be treasury stock of the Company. If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares which were subject to an Option shall again become available for a future grant under the Plan, unless the Plan previously shall have been terminated.

ARTICLE V.

GRANT OF OPTIONS

5.01.   Grant of Options.   The Committee may, from time to time and subject to the provisions of the Plan and such rules and regulations as are prescribed by the Committee, grant to any Employee one or more Options to purchase a stated number of Shares of Common Stock for (i) cash, (ii) the exchange for Shares of Common Stock previously acquired by the Employee, (iii) in the discretion of the Committee, by delivery of the Optionee's personal recourse promissory note bearing interest payable not less than annually at no less than 100% of the lowest applicable federal rate as specified by the Internal Revenue Code and Internal Revenue Service, or (iv) in the discretion of the Committee, by some combination of the foregoing.

5.02.   Option Agreements.   The grant of an Option shall be evidenced by a written Option Agreement, executed by the Company and the Optionee, stating the number of Shares of Common Stock subject to the Option evidenced thereby, and in such form as the Committee may from time to time determine. Such Option Agreement shall state on its face whether the Option is intended to be a tax qualified, incentive stock option under Code Section 422 or a nonqualified, stock option subject to Code Section 83.

5.03.   Option Price.

A.   With respect to an Option granted to an Employee that is intended to be a tax qualified, incentive stock Option under Code Section 422, the price per Share of Common Stock deliverable upon the exercise of the Option shall not be less than one hundred percent (100%) of the fair market value of a Share of Common Stock on the Grant Date. Notwithstanding the foregoing, in the event an Employee to whom the Option is to be granted owns Shares of Common Stock, as of the Grant Date, that comprise more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or its parent or subsidiaries, if any, the foregoing price per Share of Common Stock shall not be less than one hundred ten percent (110%) of the fair market value of a Share of Common Stock on the Grant Date.

B.   The price per Share specified in the agreement relating to each nonqualified stock option subject to Code Section 83 granted under the Plan shall in no event be less than the lesser of (i) the book value per Share of Common Stock as of the end of the fiscal year of the Company immediately preceding the date of such grant, or (ii) fifty percent (50%) of the fair market value per Share of Common Stock on the date of such grant.

5.04.   Determination of Fair Market Value. If, at the time an Option is granted under the Plan, the Company's Common Stock is publicly traded, "fair market value" shall be determined as of the last business day for which the prices or quotes discussed in this sentence are available prior to the date such Option is granted and shall mean (i) the average (on that date) of the high and low prices of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the last reported sale price (on that date) of the Common Stock on the NASDAQ National Market List, if the Common Stock is not then traded on a national securities exchange; or (iii) the closing bid price (or average of bid prices) last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on the NASDAQ National Market List. However, if the Common Stock is not publicly traded at the time an Option is granted under the Plan, "fair market value" shall be deemed to be the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length. Notwithstanding the foregoing, the fair market value of the Common Stock shall be determined without regard to any restrictions other than a restriction which, by its terms, will never lapse.

5.05.   Maximum Amount of Grant. With respect to an option granted to an Employee that is intended to be a tax qualified, incentive stock option under Code Section 422, the aggregate, fair market value of the Shares of Common Stock that may be subject to an option (and to any other incentive stock options granted by the Company or its parent or subsidiaries, if any) and that shall be exercisable for the first time by the Optionee in a calendar year shall not exceed $100,000.00. For purposes of this Section, the fair market value of the Common Stock shall be determined as of the Grant Date. Such $100,000.00 limit shall not apply to nonqualified, stock options granted to Employees.

5.06.   Term of Plan. Unless the Plan is terminated earlier by the Board, no award of an Option shall be made under the Plan after the date which is ten (10) years after the earlier of the date the Plan was adopted by the Board or the date the Plan was approved by the shareholders of the Company. Provided, however, that the Plan and all Options granted under the Plan prior to the termination of the Plan shall remain in effect until such Options have been exercised, satisfied or terminated in accordance with the Plan and the terms of such Options.

5.07.   Term of Options. Except as provided in Article VI below, the term of each Option shall be no more than ten (10) years from the date of the grant. Notwithstanding the foregoing, in the event the Employee to whom an Option intended to be a tax qualified, incentive stock option under Code Section 422 is to be granted owns Shares of Common Stock, as of the Grant Date, that comprise more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or its parent or subsidiaries, if any, the term of each Option to such Employee shall be no more than five (5) years from the date of the grant.

5.08.   Other Terms. In addition to the foregoing terms and conditions, the Committee may impose such additional terms, conditions and restrictions, including a vesting schedule, as are not otherwise inconsistent with this Plan.

ARTICLE VI.

EXERCISE OF OPTION

6.01.   Procedure for Exercise.

A.   Any Option granted hereunder shall be exercisable at such times and under such terms and conditions as are determined by the Committee at the time of the grant and as are consistent with the terms of the Plan. An Option shall be deemed to be exercised when written notice of such exercise, along with full payment (be it in cash, promissory note or by the transfer of other Shares, in accordance with Section 5.01 above) for the Shares, has been delivered to the Secretary of the Company in accordance with the terms of the Option. Until the issuance of the stock certificate by the Company or its transfer agent, the Optionee shall have no right to vote the Shares nor to receive dividends, and shall not have any other rights as a stockholder of the Company with respect to the Shares of Common Stock subject to the Option. The Company or its transfer agent shall issue, or cause to be issued, such Common Stock certificate promptly upon exercise of the Option.

B.   The exercise of an Option in any manner shall result in a decrease in the number of Shares available for grant under the terms of the Plan and under the terms of the Option.

6.02.   Termination of Employment. In the case of an Option granted to an Employee that is intended to be a tax qualified, incentive stock option under Code Section 422 (not including such an Option converted to a nonqualified stock option within the scope of Code Section 83 under Paragraph 7.07 hereunder), in the event the employment of the Optionee terminates, whether voluntarily or involuntarily, such Employee may exercise his or her Options to the extent exercisable at the time of such termination of employment. Such exercise shall occur within the earlier of the remaining term of the option or sixty (60) days from such termination of employment(or such shorter period as is specified by the Committee in the Option Agreement). To the extent that the Optionee was not entitled to exercise the Option at the effective date of the Optionee's termination of employment or service to the Company, or the Optionee fails to exercise the Option within the time specified, the Option shall terminate.

6.03.   Disability of Optionee. In the case of an Option granted to an Employee that is intended to be a tax qualified, incentive stock option under Code Section 422, in the event the employment of the Optionee terminates due to the disability of the Optionee, such Optionee may exercise his or her Options to the extent exercisable at the time of such termination of employment. Such exercise shall occur within the earlier of the remaining term of the option or one hundred eighty (180) days after the effective date of the Optionee's termination of employment. For purposes of this Section 6.03, "disability" shall be as defined in Code Section 22(e)(3) and the Regulations thereunder.

6.04.   Death of Optionee.

A.   In the event of the death of an Employee to whom an Option that is intended to be a tax qualified, incentive stock option under Code Section 422 has been granted, any Option exercisable on the date of the Optionee's death may be exercised by the Beneficiary, provided that such exercise occurs within the earlier of the remaining term of the Option or one hundred eighty (180) days from the date of the Optionee's death. In the event the Optionee's employment had terminated prior to death, but the Option was still exercisable pursuant to Sections 6.01, 6.02 or 6.03 above, the Beneficiary shall be permitted to exercise the Option during the time periods specified in this Section 6.04.

B.   In the case of death, an Option granted to an Employee that is intended to be a nonqualified stock option under Code Section 83 may be exercised, to the extent exercisable at death, at any time during the remaining term of the Option.

6.05.   Options Non-Transferable. Any Option granted hereunder may not be sold, pledged, assigned, hypothecated, transferred, or disposed of, in any manner other than by the Optionee's last will or by the laws of descent and distribution, and may be exercised during the Optionee's lifetime, only by the Optionee.

6.06.   Manner of Payment. Upon the exercise of an Option, the Optionee shall pay to the Company, at the Committee's discretion:

(a)   the cost of the Shares of Common Stock in cash;

(b)   in exchange for Shares of Common Stock previously acquired by the Optionee that at the time of such exercise have a fair market value equal to the exercise price;

(c)   by delivery of a personal recourse note bearing interest payable not less than annually at no less than 100% of the lowest applicable federal rate as specified by the Internal Revenue Code and Internal Revenue Service; or

(d)   any combination thereof.

6.07.   Restrictions on Certain Shares. The Shares of Common Stock issued to an Optionee pursuant to this Plan shall be subject to any and all federal and state securities laws, rules and regulations generally applicable to the Common Stock of the Company, including without limitation, any restrictions on the sale or other transfer of the Shares of Common Stock. Any certificate representing such Shares shall contain a restrictive legend evidencing the existence of any such restrictions.

ARTICLE VII.

MISCELLANEOUS

7.01.   Recapitalizations.

A.   Subject to any required action by the stockholders of the Company, the number of Shares of Common Stock covered by each outstanding Option, and the number of Shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per Share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares of Common Stock effected without receipt of consideration by the Company. Provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Any adjustment made pursuant to this Section shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares of Common Stock subject to an Option.

B.   Except as declared by the Board, in the event of the dissolution or liquidation of the Company, the Options granted under the Plan immediately shall terminate.

C.   In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Option shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the Option or to substitute an equivalent option, in which case the Optionee shall retain the right to exercise the Option (which right shall no longer be subject to restrictions, including vesting provisions) as to all of the Shares of Common Stock subject to the Option through the date of the sale of the assets or the merger of the Company. Thereafter, the Option shall terminate. In the event any of the Options are not fully vested at the time of such sale or merger, such Options shall become fully vested and exercisable at that time.

D.	In the event of a recapitalization or reorganization of the Company (other than a transaction described in subparagraph C above) pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, an Optionee upon exercising an Option shall be entitled to receive for the purchase price upon such exercise the securities he would have received if he had exercised his Option prior to such recapitalization or reorganization.

E.	Except as expressly provided herein, no issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class shall affect, and no adjustment by reason thereof shall be made with respect to the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

F.	No fractional shares shall be issued under the Plan and the Optionee shall receive from the Company cash in lieu of such fractional shares.

7.02.	<u>Withholding Taxes</u>. Whenever the Company is required to issue or transfer Shares of Common Stock under the Plan, the Company shall have the right to require the Optionee to remit to the Company any amount sufficient to satisfy any required federal, state and/or local withholding taxes prior to the delivery of any certificate or certificates for such Shares. Alternatively, the Company may issue or transfer such Shares of Common Stock, net of the number of Shares of Common Stock sufficient to satisfy the withholding requirements. For withholding tax purposes, the Shares of Common Stock shall be valued on the date the withholding obligation is incurred.

7.03.	<u>Right to Terminate Employment</u>. Nothing in the Plan or Option, or in any agreement entered into pursuant to the Plan shall confer upon any Employee the right to continue in the employ of the Company or effect any right which the Company may have to terminate the employment of such Employee regardless of the effect of such termination of employment on the rights of the Employee under the Plan or any Option.

7.04.	<u>Non-Uniform Determinations</u>. The Committee's determinations under the Plan (including without limitation determinations of the Employees to receive awards, the form, amount and timing of such awards, the terms and provisions of such awards and the agreements evidencing same) need not be uniform and may be made by the Committee selectively among Employees who receive, or who are eligible to receive, awards under the Plan, whether or not such persons are similarly situated.

7.05.	<u>Leaves of Absence</u>. Employment shall be considered as continuing uninterrupted during any bona fide leave of absence (such as those attributable to illness, military obligations or governmental service) provided that the period of such leave does not exceed 90 days or, if longer, any period during which such Optionees right to reemployment is guaranteed by statute. A bona fide leave of absence with the written approval of the Committee shall not be considered an interruption of employment under the Plan, provided that such written approval contractually obligates the Company to continue the employment of the Optionee after the approved period of absence. Options under the Plan shall not be affected by any change of employment within or among the Company, so long as the Optionee continues to be an employee of the Company. Notwithstanding the foregoing, the Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by an Optionee.

7.06.	<u>Amendment of Plan</u>.

A.	The Board may, without further action by the shareholders of the Company, and without receiving any further consideration from the Optionees, amend this Plan or condition or modify awards under this Plan in respect to changes in securities, taxation or other laws or rules, regulations, or regulatory interpretations thereof applicable to this Plan, or to comply with stock exchange rules or requirements.

B.	The Committee may at any time, and from time to time, terminate, modify or amend the Plan (including modifying the mix of Shares to be issued pursuant to Code Sections 422 and 83) in any respect, except that without shareholder approval, the Committee may not (i) increase the aggregate, maximum number of

Shares of Common Stock which may be issued under the Plan (other than increases pursuant to Section 7.01), (ii) extend the period during which any award may be granted or exercised, or (iii) extend the term of the Plan. Except as required or permitted by the preceding paragraph, the termination, modification or amendment of the Plan shall not affect an Optionee's rights under an award previously granted to such Optionee.

7.07. <u>Conversion of Qualified Options Into Non-Qualified Options</u>. The Committee, at the written request of any Optionee may, in its discretion, take such actions as may be necessary to convert such Optionee's tax qualified, incentive stock option within the meaning of Code Section 422 (or any installments or portions of installments thereof) that have not been exercised on the date of conversion into nonqualified, stock options within the scope of Code Section 83 at any time prior to the expiration of such Qualified Options, regardless of whether the Optionee is an Employee of the Company at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period or reducing the exercise price of the appropriate installments of such Options. At the time of such conversion, the Committee (with the consent of the Optionee) may impose such conditions on the exercise of the resulting nonqualified options as the Committee, in its discretion, may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Optionee the right to have such Optionee's tax qualified, incentive stock option converted into a nonqualified option, and no such conversion shall occur until and unless the Committee takes appropriate action.

7.08. <u>Application of Funds</u>. The proceeds received by the Company from the sale of Shares pursuant to Options granted and purchases authorized under the Plan shall be used for general corporate purposes.

7.09. <u>Notice to Company of Disqualifying Disposition</u>. Each Employee who receives a tax qualified, incentive stock option within the meaning of Code Section 422 must agree to notify the Company in writing immediately after the Employee makes a "disqualifying disposition" of any Shares of Common Stock acquired pursuant to the exercise of a tax qualified, incentive stock option. A disqualifying disposition is any disposition (including any sale) of such Shares of Common Stock before the later of (a) two (2) years after the date the Employee was granted the tax qualified, incentive stock option or (b) one (1) year after the date the Employee acquired Shares of Common Stock by exercising the tax qualified, incentive stock option. If the Employee has died before such Shares of Common Stock are sold, these holding period requirements do not apply and no disqualifying disposition can occur thereafter.

7.10. <u>Governing Law: Construction</u>. The validity and construction of the Plan and any instrument evidencing Common Stock rights shall be governed by the laws of the State of Nevada. In construing this Plan, the singular shall include the plural and the masculine gender shall include the feminine and neuter, unless the context otherwise requires.

7.11. <u>Shareholder Approval</u>. In the event this Plan is not adopted by the shareholders of the Company by October 13, 1998, the Plan shall remain in effect, but all options granted hereunder, or to be granted hereunder, shall be nonqualified stock options under Code Section 83 and Regulations issued thereunder.

Originally adopted by the Board of Directors as of October 13, 1997 and amended by the Board of Directors as of June 23, 1998.

Exhibit 5.1

Opinion of Greenberg Traurig, P.A.

February 3, 2004

RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904

Re: Registration Statement on Form S-8

Gentlemen:

We have acted as counsel to RELM Wireless Corporation, a Nevada corporation (the "Company"), in connection with the preparation of the Registration Statement on Form S-8 to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), on or about the date hereof (the "Registration Statement") relating to the registration of an aggregate of 1,500,000 shares of the Company's Common Stock, $0.60 par value per share (the "Shares"), reserved for issuance from time to time under the RELM Wireless Corporation 1997 Stock Option Plan (as amended June 23, 1998) (the "Plan").

In so acting, we have examined originals, or copies certified or otherwise identified to our satisfaction, of (a) the Articles of Incorporation, as amended, and Bylaws of the Company as currently in effect, (b) the Registration Statement, (c) the Plan, (d) certain resolutions adopted by the Board of Directors of the Company, and (e) such other documents, records, certificates and other instruments of the Company as in our judgment are necessary or appropriate for purposes of this opinion.

Based on the foregoing, it is our opinion that the Shares will be, when issued and sold in the manner referred to in the Plan, legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Greenberg Traurig, P.A.
Greenberg Traurig, P.A.

Exhibit 23.1
Consent of Ernst & Young LLP

Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 1997 Stock Option Plan of our report dated March 1, 2002 (except Note 13, paragraph 4, as to which the date is March 22, 2002), with respect to the consolidated financial statements of RELM Wireless Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Jacksonville, Florida
January 28, 2004

Exhibit 23.2
Consent of BDO Seidman, LLP

Consent of Independent Certified Public Accountants

The Board of Directors
RELM Wireless Corporation

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-xxxxx) of RELM Wireless Corporation pertaining to the RELM Wireless Corporation 1997 Stock Option Plan (as amended June 23, 1998) of our report dated March 28, 2003, relating to the consolidated financial statements of RELM Wireless Corporation, which appears in the RELM Wireless Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/BDO Seidman, LLP

Miami, Florida
January 29, 2004